**Release**


06012169


Brisa

FILE n-82-34855

# Brisa informs on the Dividend Payment for 2005

SUPPL

**51/INST/DIS/06**
**24 March 2006**

Shareholders are hereby notified that dividend for 2005 will be paid on 7th April 2006, as follows:

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

| | *RESIDENT SHAREHOLDERS* | | *NON RESIDENT SHAREHOLDERS* | |
|---|---|---|---|---|
| Security | **BRI AM (1)** | **BRI1AM (2)** | **BRI AM (3)** | **BRI1AM (4)** |
| Gross Dividend | € 0.27 | € 0.27 | € 0.27 | € 0.27 |
| Income tax | € 0.027 | € 0.054 | € 0.027 | € 0.054 |
| Net Dividend | € 0.243 | € 0.216 | € 0.243 | € 0.216 |

(1) Privatized shares – Corp./Personal Income Tax: 10%
(2) Non privatized shares – Corp./Personal Income Tax: 20%
(3) Privatized shares – Corp./Personal Income Tax:10%
(4) Non privatized shares – Corp./Persona Income Tax: 20%



The paying agent is Banco Comercial Português, S.A..

Pursuant to the General Regulations of the Central Securities Depository, the dividend payment will be made through the Central Securities Depository.

S. Domingos de Rana, 22 March 2006.

BRISA – AUTO-ESTRADAS DE PORTUGAL, S.A.
*The Board of Directors*

*Corporate and Investor Relations Director*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G. Oliveira
*+351 21 44 95 70*
*roliveira@brisa.pt*
Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

*Media Relations*
Franco Caruso
*+351 21 444 95 69*
*franco.caruso@brisa.pt*



*BRISA – Auto-Estradas de Portugal, SA sociedade aberta com sede na Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, concelho de Cascais, com o número de contribuinte 500048177, matriculada na Conservatória do Registo Comercial de Cascais sob o nº10583, com o capital social de Euros 600 000 000*

**Brisa**

FILE Nº 82-34855

22 February 2006

31/INST/DIS/06

# 2005 Results


*Corporate and Investor Relations Director*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G. Oliveira
*+351 21 444 95 70*
*roliveira@brisa.pt*

Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

*Media Relations*
Franco Caruso
*+351 21 444 95 69*
*franco.caruso@brisa.pt*



*BRISA - Auto-Estradas de Portugal, SA sociedade aberta, com sede na Quinta da Torre da Aguilha - Edifício Brisa - S. Domingos de Rana, concelho de Cascais, com o nº de contribuinte 500 048 177, matriculada na Conservatória do Registo Comercial de Cascais, sob o nº 10583, com o capital social de euros 600 000 000*


## Application of International Financial Reporting Standards (IFRS)

- The consolidated financial information for 2005 was prepared according to IFRS. Data relating to 2004 were restated so as to reflect such standards; they are, therefore, pro-forma data;
- The financial information presented was based on the understanding of the current wording of international accounting rules and respective interpretations, including *IAS – International Accounting Standards, IFRS – International Financial Reporting Standards, SIC Interpretations and IFRIC Interpretations.*
- Despite the existence of a "stable platform", IFRS are subject to a continuous revision process, therefore changes may occur. Furthermore, this being a transition period, any position taken by regulating bodies and clarifications deriving from the practice of market intervening parties may lead to future changes in the information now posted;
- The main impacts of the adoption of IFRS are described in detail at the end of this press release.



RECEIVED
2006 MAR -1 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Scope of Consolidation

On par with the changes relating to the adoption of IAS/IFRS, we point out two factors with impact on the accounts when compared to the same period of 2004:

Tyco Engenharia Unipessoal, Lda. (Tyco), a company purchased by Brisa in 2005 was merged into Brisa Engenharia e Gestão (BEG) at the end of 2005. As result, this company's accounts were consolidated, since January, according to the full consolidation method, which had an impact on the Profit and Loss Statement for 2005.

On the other hand, the inclusion of ITEUVE Portugal Lda. within the consolidation scope occurred as from July also influenced the Profit and Loss Statement for 2005.

These changes in consolidation can be seen in the Profit and Loss Statement, namely an increase in revenues by Euro 11.3 million and a rise in operating costs by Euro 9.4 million.

## 56% growth in net profit

Brisa consolidated net profit for the 2005 reached Euro 297.8 million corresponding to a 56% growth in relation to 2004.

This rise in net profit stems from a gain from the sale of 3% of the stake in Abertis, the setting up of an adjustment in Oni stake by Euro 56 million and a reduction for tax benefit to be used up to December 2007.

Operating profit (EBITDA) reached Euro 418.3 million falling by 1% whereas EBIT totalled Euro 295.5 million decreasing by 6% in relation to the previous year.

**Main Indicators**

| **Euro Million** | **2004** | **2005** | **% Ch.** |
|---|---|---|---|
| Operating revenues | 574.4 | 577.4 | +1.0% |
| EBITDA | 424.0 | 418.3 | -1.0% |
| EBIT | 314.6 | 295.5 | -6.0% |
| EBT | 280.2 | 420.0 | +50.0% |
| Net consolidated profit | 191.1 | 297.8 | +56.0% |

By end December 2005 the EBITDA margin stood at 72.4% whilst EBIT margin reached 51.2%.

## Operating revenues in line with previous year

Operating revenues totalled Euro 577.4 million rising by 1.0% in relation to the same period of previous year.

**Operating Revenues**

| **Euro Million** | **2004** | **2005** | **% Ch.** |
|---|---|---|---|
| Toll revenues | 522.4 | 508.7 | -2.6 % |
| Road services | 26.3 | 41.0 | +55.9% |
| Service areas | 10.4 | 10.6 | +0.2% |
| Other | 15.3 | 17.2 | +12.4% |
| Total operating revenues | 574.4 | 577.4 | +1.0% |

Toll revenues amounted to Euro 508.7 million (falling by 2.6%), as result of the slowdown in the Portuguese economy, the increase in oil prices and the effect of traffic loss recorded in Brisa's network following the opening of Costa de Prata toll-free motorway (SCUT), which runs parallel to the A1 motorway in the northern part of the country.

**Breakdown of Toll Revenues**

| | **contribution** |
|---|---|
| Average Daily Traffic (AVT) | -4.2% |
| Class structure | -1.3% |
| Leap year | -0.2% |
| Tariff increase | +2.1% |
| New stretches | +1.0% |
| **Total** | **-2.6%** |


Brisa

As far as toll revenues are concerned, we point out the decrease in Average Daily Traffic (AVT) by 4.2%, as well as a 1.3% loss in the class structure revealing a difficult economic situation. Moreover, it should be mentioned the negative effect (0.2%) of the 2004 leap year as compared to 2005.

In terms of toll payment means, the breakdown was as follows: Via Verde (55%), credit cards (20%) and cash (25%), with credit cards accounting for 1% more in relation to 2004 to the detriment of payment in cash.

**Breakdown of payment means**


Cash
25%
Credit Cards
%
Via Verde
%

## Total Traffic

By end 2005 total traffic corresponded to $7.7 \times 10^9$ vehicles travelling on Brisa network, which represents a 4.2% slowdown in relation to the same period of last year.

In like for like terms, based on the same network and the same number of days, Average Daily Traffic (ADT) totalled 21 463 vehicles.

## Operating costs

Total operating costs reached Euro 159.1 million increasing by 6.0%. It should be mentioned that the sub-total of operating costs includes Euro 9.4 million referring to the


Brisa

consolidation of *Tyco* and *Iteuve*. If considered net of this effect, operating costs posted a 1% reduction .

**Operating costs**

| Euro Million | 2004 | 2005 | % Ch. |
|---|---|---|---|
| Cost of goods sold | 1.9 | 3.4 | +79.1% |
| External services | 65.9 | 72.3 | +9.8% |
| Personnel | 75.7 | 80.5 | +6.3 % |
| Other | 7.0 | 2.9 | -41.4 % |
| Sub-total | 150.5 | 159.1 | +6.0 % |
| Amortization and Provisions | 109.4 | 122.8 | + 12.2 % |

In the personnel heading we point out the amount of Euro 4.0 million relating to redundancies paid. In December 2005 the number of Brisa employees totalled 2 879, which compares to 2 923 at the end of December 2004.

Repair and maintenance costs totalled Euro 19.3 million which is in line with the amount spent in maintenance in 2004. In accounting terms, this heading shows a 62% increase since in the year under review, the costs of BCI – Brisa Conservação de Infraestruturas only had impact on the G&S Account and not on personnel costs as it had happened in 2004.

## Financial result

Financial result posted a positive performance reaching Euro 124.4 million during the period under review, which compares to a negative figure of Euro 34.3 million in the previous year.

As far as financial income is concerned, we point out the adjustment in the put option which was of Euro 22 million in 2004 as against Euro 7.5 million in 2005.

Financial costs reached Euro 91.8 million representing a favourable development in relation to the previous year, as result of the restructuring of the debt associated to investment in Brazil in 2004.

**Financial Results**

| Euro Million | 2004 | 2005 | % Ch. |
|---|---|---|---|
| EBIT | 314.6 | 295.6 | -6.0% |
| Financial Results | -34.3 | +124.4 | +462.6% |
| Financial income | 35.2 | 9.3 | -74.0% |
| Financial expenses | 109.7 | 91.8 | -16.3% |
| Results of financial investments | 40.2 | 206.9 | +415.0% |
| Result before tax | 280.2 | 420.0 | +49.9% |
| Tax | 88.0 | 121.07 | +38.2% |
| Minorities | 1.1 | 1.1 | -1.1% |
| **Consolidated net profit** | **191.1** | **297.9** | **+55.9%** |

The positive change in financial investment results stemmed from a gain obtained from the sale of a 3% stake in Abertis for Euro 214 million.

It should be mentioned that the value of the Oni stake was decreased by Euro 56 million. This adjustment was based on the impairment test carried out.

The positive contribution obtained via the equity method from CCR- Companhia de Concessões Rodoviárias was of Euro 29.3 Million thanks to an improvement in results and the appreciation of the Brazilian Real as against the Euro occurred in 2005.

The tax heading reflects a decrease in deferred tax assets.

## Capital Expenditure

In 2005, the volume of capital expenditure in the motorway network totalled Euro 288.7 million, corresponding to a 25% rise in relation to the Euro 231.1 million recorded in 2004.

**Capital Expenditure**

| Euro Million | 2004 | 2005 | % Ch. |
|---|---|---|---|
| Main concession | 231.1 | 288.7 | +25.0% |
| Other investments | 99.3 | 154.8 | +55.9% |
| Total | 330.4 | 443.5 | +34.2% |

In 2005, total investment reached Euro 443.5 million. Besides the investment in the motorway network, we point out the following investments: Euro 28.2 million in road services, Euro 79.6 million in Brisal; Euro 19.5 million in AEA - Auto Estradas do Atlântico; Euro 22.0 million in ITEUVE and Euro 5.6 million in Nutrend Engenharia/Tyco.

## Balance Sheet

As result of the investment plan under way, total assets reached Euro 4 312.0 million, growing by 5.2% in relation to December 2004. On the other hand, total liabilities amounting to Euro 2 686.7 million only grew by 4.7%. This lesser increase in Liabilities reveals a more solid Balance Sheet.

Net financial debt fell by 7.3% reaching Euro 2 069 million, which compares to Euro 2 232 million in 2004.

Shareholders' Equity reached Euro 1 625.2 million (+ 5.9%) in relation to the Euro 1 535.3 million recorded in December 2004.

## Consolidated Balance Sheet

| Euro Million | Dec 04 | Dec 05 | % Ch. |
|---|---|---|---|
| **Assets** | 4 100 .6 | 4 312.0 | +5.2% |
| Non current assets | 3 882.3 | 3 832.5 | -1.3% |
| Current assets | 217.3 | 479.4 | +120.6% |
| Shareholders' Equity and Minority Interests | 1 535.3 | 1 625.3 | +5.9% |
| **Liabilities** | 2 565.3 | 2 686.7 | +4.7% |
| Non current liabilities | 2 179.2 | 1 663.3 | -23.7% |
| Current liabilities | 386.1 | 1 023.4 | +165.0% |
| **Total Liabilities and Shareholders' Equity** | 4 100.6 | 4 312.0 | +5.2% |

At the end of 2005 gearing stood at 128%.

## Condensed Consolidated Profit and Loss statement

| Euro Million | 2004 | 2005 | % Ch. |
|---|---|---|---|
| Operating income | 574.4 | 577.4 | + 1.0 % |
| Toll revenues | 522.4 | 508.6 | -2.7% |
| Service areas | 10.4 | 10.6 | +0.2% |
| Road services | 26.3 | 41.0 | +55.6% |
| Other | 15.3 | 17.2 | +12.4 % |
| Operating expenses | 150.5 | 159.10 | +6.0 % |
| Cost of Goods Sold | 1.9 | 3.4 | +79.0% |
| G&S Account | 65.9 | 72.3 | +9.8 % |
| Personnel | 75.6 | 80.5 | +6.3 % |
| Other | 7.0 | 2.9 | -41.4 % |
| EBITDA | 424.0 | 418.3 | -1.0% |
| Amortization and Provisions | 109.4 | 122.7 | +12.2% |
| EBIT | 314.6 | 295.5 | -6.0% |
| Financial result | -34.4 | +124.5 | +462.0 % |
| Result before tax | 280.2 | 420.0 | +49.9% |
| Income tax | 88.0 | 121.0 | +37.5% |
| Net profit | 191.1 | 297.8 | +55.9% |

## Main impact of the adoption of IFRS

The adoption of IFRS had the following main impact:

- Goodwill – In accordance with IFRS 3, goodwill is not amortised, becoming subject to annual impairment tests. Brisa has applied IFRS 3 prospectively as from the transition date, therefore amortisation recorded as from 1 January 2004 has been reversed;
- Minority interests – in accordance with IAS 1, minority interests started being presented as a component of shareholders' equity ;
- Deferred costs – up to 31 December 2004 Brisa recorded, as deferred costs, amounts already paid to the State as a result of earlier renegotiations of the concession contract relating to extension of the period thereof. In accordance with IFRS such amounts correspond to contractual rights, being classified as intangible assets;

  In addition, in compliance with the Portuguese Official Chart of Accounts (POC), Brisa had recorded as deferred costs several expenses incurred which, in accordance with IFRS, should be immediately recognized as result (results brought forward in January 1, 2004);
- Financial co-participation – in compliance with the Portuguese Official Chart of Accounts (POC), Brisa had recorded as deferred income, the amount of the State's financial co-participation in the cost of investment in motorways (State subsidies). For purposes of IFRS Brisa opted for the alternative treatment established in IAS 20, such amount being recorded as a deduction from the amount of the subsidised assets;
- Investments available for sale – Brisa has investments in several entities which, in compliance with the Portuguese Official Chart of Accounts (POC), are stated at cost less, where applicable, a provision for losses. In accordance with IFRS such investments are classified as available for sale, being valued at market value, the corresponding variations being recorded in reserves up to the date the investments are realised or they suffer impairment losses;
- Investments in associated companies – application of IFRS provisions to associated companies recorded in accordance the equity method results in changes in their book value. Such changes are especially significant in the case of CCR, resulting mainly from the following adjustments:
  - Capitalization of financial expenses;
  - Non amortization of Goodwill;
  - Non recognition of deferred income/cost.

# Material Event


Brisa

FILE No. 82-34855

**18/INST/DIS/06**
**February 2nd 2006**

BRISA – Auto-Estradas de Portugal, S.A. ("Brisa") hereby announces that today, its subsidiary Brisa Participações SGPS, S.A. sold to BALTIC SGPS, S.A., 100% owned indirectly by José de Mello, SGPS, S.A., 73 202 802 shares of EDP – Energias de Portugal ("EDP") corresponding of 2% of this company.

This transaction was done at €2.7 per share, the closing market price.

End.

*Corporate and Investor Relations Director*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G. Oliveira
*+351 21 44 95 70*
*roliveira@brisa.pt*
Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

*Media Relations*
Franco Caruso
*+351 21 444 95 69*
*franco.caruso@brisa.pt*



*BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000*

# Brisa

# Release

File n° 82-34855

**12/INST/DIS/06**
**26 January 2006**

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

For the purposes of and as provided in Article 11 of the Securities Commission Regulation no. 4/2004, Brisa - Auto-Estradas de Portugal, SA hereby informs that within the scope of the financial management of its own shares portfolio, it sold 534 086 privatized own shares (BRIAM) at € 7.20 per share and purchased 534 086 non privatized own shares (BRI1AM) at € 7.18 per share on today's stock exchange session.

Brisa holds 5 044 204 own shares.

*Corporate and Investor Relations Director*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G. Oliveira
*+351 21 44 95 70*
*roliveira@brisa.pt*
Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

*Media Relations*
Franco Caruso
*+351 21 444 95 69*
*franco.caruso@brisa.pt*



*BRISA – Auto-Estradas de Portugal, SA sociedade aberta com sede na Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, concelho de Cascais, com o número de contribuinte 500048177, matriculada na Conservatória do Registo Comercial de Cascais sob o nº10583, com o capital social de Euros 600 000 000*